UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 3, 2022

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S purchases B shares worth DKK 3,402 million from Novo Holdings A/S under the 2022 share repurchase programme

Bagsværd, Denmark, 3 May 2022 — Novo Nordisk A/S has today entered into an agreement to purchase 4,207,500 B shares of DKK 0.20 to a value of DKK 3,402 million from Novo Holdings A/S. This transaction is part of Novo Nordisk A/S’ 2022 share repurchase programme of up to a total of DKK 24 billion to be executed during a 12-month period beginning 2 February 2022. The transaction price is DKK 808.51 per share and has been calculated as the three-day volume weighted average market price from 29 April 2022 to 3 May 2022 in the open window following the announcement of Novo Nordisk A/S’ quarterly financial results.

Prior to the sale of B shares, Novo Holdings A/S’ ownership of Novo Nordisk A/S was 28.4% of the share capital and 77.1% of the votes. Following the transaction, Novo Holdings A/S owns 537,436,000 A shares of DKK 0.20 and 106,311,500 B shares of DKK 0.20, corresponding to 28.2% of the capital and 77.0% of the votes in Novo Nordisk A/S.

The transaction is in line with the announcement on 29 April 2022 that Novo Holdings A/S intends to maintain its ownership of Novo Nordisk A/S’ share capital around 28%.

With the transactions stated above, Novo Nordisk A/S owns a total of 12,092,181 B shares of DKK 0.20, corresponding to 0.5% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,280,000,000 of DKK 0.20 including treasury shares.

About Novo Holdings A/S

Novo Holdings A/S is a private limited liability company wholly owned by the Novo Nordisk Foundation. It is the holding company of the Novo Group, comprising Novo Nordisk A/S and Novozymes A/S, and is responsible for managing the Novo Nordisk Foundation’s assets. Novo Holdings is recognized as a leading international life science investor, with a focus on creating long-term value. As a life science investor, Novo Holdings provides seed and venture capital to development-stage companies and takes significant ownership positions in growth and well-established companies.

Novo Holdings also manages a broad portfolio of diversified financial assets. Further information: www.novoholdings.dk.

About Novo Nordisk A/S

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 49,300 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, and YouTube.

Further information

Media:
Ambre Brown Morley	+45 3079 9289	abmo@novonordisk.com
Natalia Salomao Abrahao (US)	+1 848 304 1027	niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 40 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 3, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer